UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 7)*

Coca-Cola FEMSA, S.A.B. de C.V.

(Name of Issuer)

American Depositary Shares, each representing ten Units

(Title of Class of Securities)

191241108

(CUSIP Number)

December 31, 2021

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 191241108
1.	Names of Reporting Persons Bill & Melinda Gates Foundation Trust

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization State of Washington

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power -0-

	6.	Shared Voting Power 6,228,804 ADS equivalents, which represent 62,288,040 Units (1) (2)

	7.	Sole Dispositive Power -0-

	8.	Shared Dispositive Power 6,228,804 ADS equivalents, which represent 62,288,040 Units (1) (2)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,228,804 ADS equivalents, which represent 62,288,040 Units (1) (2)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 11.9% (3)

12.	Type of Reporting Person (See Instructions) OO

(1)	Represents the total number of American Depositary Shares (“ADS”) and Units (“Units”) of Coca-Cola FEMSA, S.A.B. de C.V. (the “Issuer”) held by the Reporting Person, as converted to ADS (“ADS equivalents”). Each ADS represents ten Units. Each Unit consists of three Series B shares and five Series L shares, each without par value.

(2)	For purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), all of the Issuer’s ADS equivalents beneficially owned by the Bill & Melinda Gates Foundation Trust (the “Trust”) may be deemed to be beneficially owned by William H. Gates III and Melinda French Gates as Co-Trustees of the Trust.

(3)	Based on 52,520,807 ADS equivalents outstanding on September 30, 2021. The percent of ADS equivalents in Row 11 represents 11.9% of the Units outstanding, which in turn represents 11.9% of the Series B and Series L shares outstanding.

CUSIP No. 191241108
1.	Names of Reporting Persons Melinda French Gates

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 2,512,067 ADS equivalents, which represent 25,120,670 Units (1)

	6.	Shared Voting Power 6,228,804 ADS equivalents, which represent 62,288,040 Units (1) (2)

	7.	Sole Dispositive Power 2,512,067 ADS equivalents, which represent 25,120,670 Units (1)

	8.	Shared Dispositive Power 6,228,804 ADS equivalents, which represent 62,288,040 Units (1) (2)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,740,871 ADS equivalents, which represent 87,408,710 Units (1) (2)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 16.6% (3)

12.	Type of Reporting Person (See Instructions) IN

(1)	Represents the total number of ADS and Units of the Issuer held by the Reporting Person, as converted to ADS equivalents. Each ADS represents ten Units. Each Unit consists of three Series B shares and five Series L shares, each without par value.

(2)	The Trust beneficially owns 6,228,804 ADS equivalents. For purposes of Rule 13d-3 under the Exchange Act, all of the Issuer’s ADS equivalents beneficially owned by the Trust may be deemed to be beneficially owned by William H. Gates III and Melinda French Gates as Co-Trustees of the Trust.

(3)	Based on 52,520,807 ADS equivalents outstanding on September 30, 2021. The percent of ADS equivalents in Row 11 represents 16.6% of the Units outstanding, which in turn represents 16.6% of the Series B and Series L shares outstanding.

CUSIP No. 191241108
1.	Names of Reporting Persons William H. Gates III

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power -0-

	6.	Shared Voting Power 6,228,804 ADS equivalents, which represent 62,288,040 Units (1) (2)

	7.	Sole Dispositive Power -0-

	8.	Shared Dispositive Power 6,228,804 ADS equivalents, which represent 62,288,040 Units (1) (2)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,228,804 ADS equivalents, which represent 62,288,040 Units (1) (2)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 11.9% (3)

12.	Type of Reporting Person (See Instructions) IN

(1)	Represents the total number of ADS and Units of the Issuer held by the Reporting Person, as converted to ADS equivalents. Each ADS represents ten Units. Each Unit consists of three Series B shares and five Series L shares, each without par value.

(2)	The Trust beneficially owns 6,228,804 ADS equivalents. For purposes of Rule 13d-3 under the Exchange Act, all of the Issuer’s ADS equivalents beneficially owned by the Trust may be deemed to be beneficially owned by William H. Gates III and Melinda French Gates as Co-Trustees of the Trust.

(3)	Based on 52,520,807 ADS equivalents outstanding on September 30, 2021. The percent of ADS equivalents in Row 11 represents 11.9% of the Units outstanding, which in turn represents 11.9% of the Series B and Series L shares outstanding.

Item 1.
	(a)	Name of Issuer Coca-Cola FEMSA, S.A.B. de C.V. (the “Issuer”)
	(b)	Address of Issuer’s Principal Executive Offices Calle Mario Pani No. 100, Santa Fe Cuajimalpa, Cuajimalpa de Morelos, 05348, Ciudad de México, Mexico
Item 2.
(a)	Name of Person Filing
Bill & Melinda Gates Foundation Trust (the “Trust”), Melinda French Gates (“MFG”) and William H. Gates III (“WHG,” and together with the Trust and MFG, the “Reporting Persons”) (1)
(b)

Address of Principal Business Office or, if none, Residence
The Trust – 2365 Carillon Point, Kirkland, WA 98033

MFG – 500 Fifth Avenue North, Seattle, Washington 98109

WHG – 500 Fifth Avenue North, Seattle, Washington 98109

	(c)	Citizenship The Trust is a charitable trust organized under the laws of the State of Washington. MFG is a citizen of the United States of America. WHG is a citizen of the United States of America.
	(d)	Title of Class of Securities American Depositary Shares, each representing ten Units, no par value.
	(e)	CUSIP Number 191241108

Item 3.	If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:
Not Applicable.

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
	(a)	Amount beneficially owned: See the responses to Item 9 on the attached cover pages.
	(b)	Percent of class: See the responses to Item 11 on the attached cover pages.
	(c)	Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote See the responses to Item 5 on the attached cover pages.
(ii) Shared power to vote or to direct the vote See the responses to Item 6 on the attached cover pages.
(iii) Sole power to dispose or to direct the disposition of See the responses to Item 7 on the attached cover pages.
(iv) Shared power to dispose or to direct the disposition of See the responses to Item 8 on the attached cover pages.

Item 5.	Ownership of 5 Percent or Less of a Class
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than 5 Percent on Behalf of Another Person
Not Applicable.

(1)	Neither the present filing nor anything contained herein shall be construed as an admission that the Reporting Persons constitute a “group” for any purpose and each Reporting Person expressly disclaims membership in a group.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not Applicable.

Item 8.	Identification and Classification of Members of the Group
Not Applicable.

Item 9.	Notice of Dissolution of Group
Not Applicable.

Item 10.	Certification
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2022	Bill & Melinda Gates Foundation Trust (1)

	By:	/s/ Alan Heuberger
		Name:	Alan Heuberger (2)
		Title:	Attorney-in-fact for each of the Co-Trustees, William H. Gates III and Melinda French Gates

Melinda French Gates (1)

	By:	/s/ John K. Sage
		Name:	John K. Sage (3)
		Title:	Attorney-in-fact

William H. Gates III (1)

	By:	/s/ Alan Heuberger
		Name:	Alan Heuberger (4)
		Title:	Attorney-in-fact

(1)	This amendment is being filed jointly by the Reporting Persons pursuant to the Joint Filing Agreement, dated July 28, 2005, and included with the signature page to the Trust’s Schedule 13G with respect to Coca-Cola FEMSA, S.A.B. de C.V. on July 28, 2005, SEC File No. 005-52421, and incorporated by reference herein.

(2)	Duly authorized under Special Limited Power of Attorney appointing Alan Heuberger attorney-in-fact, dated August 12, 2008, by and on behalf of WHG and MFG as Co-Trustees, filed as Exhibit 99.5 to Cascade Investment L.L.C.’s Schedule 13D with respect to Grupo Televisa, S.A.B. on May 7, 2009, SEC File No. 005-60431, and incorporated by reference herein.

(3)	Duly authorized under Limited Durable Power of Attorney appointing John K. Sage and Brooke Anderson attorneys-in-fact, dated December 14, 2021, by and on behalf of MFG, filed as Exhibit 99.2 to Amendment No. 4 to Cascade Investment, L.L.C.’s Schedule 13D with respect to Canadian National Railway Co. on December 20, 2021, SEC File No. 005-48661, and incorporated by reference herein.

(4)	Duly authorized under Special Limited Power of Attorney appointing Alan Heuberger attorney-in-fact, dated August 12, 2008, by and on behalf of WHG, filed as Exhibit 99.2 to Amendment No. 1 to Cascade Investment L.L.C.’s Schedule 13D with respect to Otter Tail Corporation on April 15, 2009, SEC File No. 005-06638, and incorporated by reference herein.